December 19, 2022

Via EDGAR and E-mail

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-4720

Re:	Vision Marine Technologies Inc.
Registration Statement on Form F-3
File No. 333-267893

Acceleration Request
Requested Date: December 21, 2022
Requested Time: 5:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Vision Marine Technologies Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form F-3 (Registration No. 333-267893) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Dentons US LLP, by calling Rob Condon at (212) 768-6839.

* * * *

Sincerely,

VISION MARINE TECHNOLOGIES INC.

/s/ Kulwant Sandher
Kulwant Sandher

cc:	Rob Condon, Dentons US LLP